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                                   EXHIBIT 8


FOR IMMEDIATE RELEASE:

               CIRCON BOARD REJECTS U.S. SURGICAL TENDER OFFER

       BOARD ANNOUNCES PLANS TO ACTIVELY EXPLORE STRATEGIC ALTERNATIVES

SANTA BARBARA, CALIFORNIA (AUGUST 18, 1997) - Circon Corporation
(NASDAQ-NMS: CCON) announced today that its Board of Directors has recommended that Circon shareholders reject U.S. Surgical's (NYSE: USS) tender offer for all of the outstanding shares of Circon at $16.50 per share, and that shareholders not tender their shares to U.S. Surgical pursuant to the tender offer.

The Board concluded that the U.S. Surgical offer, commenced on August 5, 1997, is inadequate and not in the best interests of Circon shareholders. In arriving at its determination, the Board gave careful consideration to a number of factors, including the opinion of the investment banking firm of Bear, Stearns & Co. Inc., the Company's financial advisor, that the offer by U.S. Surgical was inadequate from a financial point of view to the Circon shareholders other than U.S. Surgical.

Circon is the leading U.S. supplier of products for minimally invasive urological and gynecological surgery, including such hardware and endoscopes and video systems, such disposable products as urological stents, laparoscopic suction-irrigation devices, and a wide variety of gynecological products.

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CONTACT:
   Judith Wilkinson / Matthew Sherman
   Abernathy MacGregor Group
   (212) 371-5999